UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.  20549


                                       SCHEDULE 13G

                       Under the Securities Exchange Act of 1934
                                    (Amendment No. 2)*.

                                    Gorman Rupp Company

                                          Common

                                         383082104

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of give percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP NO.  383082104  13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SunTrust Banks, Inc. as Parent Holding Company for SunTrust Banks of Florida, Inc. and in various fiduciary capacities.
      58-1575035
------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) _______
                                                         (B) _______
------------------------------------------------------------------------
3.    SEC USE ONLY

------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
----------------------------------------------------------------------
NUMBER OF                 5.  SOLE VOTING POWER

SHARES                    290,820
                          --------------------------------------------------
BENEFICIALLY              6.  SHARED VOTING POWER

OWNED BY                  -0-
                          --------------------------------------------------
EACH                      7.  SOLE DISPOSITIVE POWER

REPORTING                 290,820
                          --------------------------------------------------
PERSON                    8.  SHARED DISPOSITIVE POWER

WITH                      -0-
----------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        290,820
------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        .21%
------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        HC and BK


                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13G
                       UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a)     Name of Issuer:
---------     --------------
              Gorman Rupp Company

Item 1(b)     Address of Issuer's Principal Executive Offices:
---------     -----------------------------------------------
              P.O. Box 1217
              305 Bowman Street
              Mansfield, Ohio  44901

Item 2(a)     Name of Person Filing:
---------     ---------------------
              SunTrust Banks, Inc. as Parent Holding Company for SunTrust
              Banks of Florida, Inc. and in various fiduciary capacities.

Item 2(b)     Address of Principal Business Office(s):
---------     ---------------------------------------
              25 Park Place, N.E.
              Atlanta, Georgia  30303

Item 2(c)     Citizenship:
---------     -----------
              SunTrust Banks, Inc. is a Georgia corporation; SunTrust Banks of Florida, Inc. is a Florida corporation.

Item 2(d)     Title of Class of Securities:
---------     ----------------------------
              Common

Item 2(e)     CUSIP Number:
---------     ------------
              383082104




Item 3        Type of Person:
------        --------------
              (b) Bank as defined in section 3(a)(6) of the Act.
              (g) Parent holding company, in accordance with para. 240,13d-
                  1(1)(ii)(H).

Item 4         Ownership:
------         ---------

               Amount Beneficially Owned.  290,820

               (b)  Percent of Class:   .21%

               (c)  Number of Shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote:  290,820

                 (ii)  Shared power to vote or to direct the vote:  -0-

                (iii)  Sole power to dispose or to direct the disposition of:
                            290,820

                (iv)   Shared power to dispose or the direct the disposition
                        of: -0-




Item 5       Ownership of Five Percent or Less of Class:
------       ------------------------------------------
             X

Item 6       Ownership of More than 5 Percent of Behalf of Another Person:
------       ------------------------------------------------------------
             Not Applicable

Item 7       Identification and Classification of the Subsidiary Which
------       Acquired the Security Being Reported on By the Parent Holding
             Company:
             ------------------------------------------------------------
             Not Applicable

Item 8       Identification and Classification of Members of the Group:
------       ---------------------------------------------------------
             Not Applicable

Item 9       Notice of Dissolution of Group:
------       ------------------------------
             Not Applicable

Item 10      Certification:
-------      -------------
             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

             Signature:
             ---------
             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 23, 1996

SunTrust Banks, Inc.

By        /s/ Cynthia S. Walker
          -------------------------
          Cynthia S. Walker, Operations Officer
          STI Trust & Investment Operations, Inc. as agent for
          SunTrust Banks, Inc.



SunTrust Banks, Inc.
25 Park Place, N.E.
Atlanta, Georgia  30303


January 23, 1996

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities Exchange Act of 1934 and Rule 13G thereunder a
Schedule 13G relating to beneficial ownership of less than 5% by SunTrust Banks, Inc. and its subsidiaries of shares of Gorman Rupp Company
Common Stock.

A paper copy of this filing is also being forwarded to you.

Please call the undersigned at (404) 581-1475 if you have any questions.

Sincerely,

/s/ Cynthia S. Walker
---------------------
Cynthia S. Walker
Operations Officer
STI Trust & Investment Operations, Inc. as agent for SunTrust Banks, Inc.

cc:   Gorman Rupp Company
      American Stock Exchange